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Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of U.S. Accounting Principles

	Year Ended December 31,
	2001(2)	2000(1)	1999(1)	1998(1)	1997(1)
Fixed Charges:
Interest expenses	4,781.2	6.429.0	5,153.5	5,334.9	5,038.9
Earnings:
Net profit	(312.3)	608.7	600.2	621.0	552.8
Taxes	(123.8)	212.8	232.3	245.4	180.9
Fixed charges	4,781.2	6,429.0	5,153.5	5,334.9	5,038.9

	4,345.1	7,250.5	5.986.0	6,201.3	5,772.6

Ratio of earnings to fixed charges	0.91	1.13	1.16	1.16	1.15

(1)
Restated to conform to the 2001 presentation.

(2)
Restated (see Note 1 (u)).

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  Exhibit 7.1